Exhibit 26

                            [FIRST UNION LETTERHEAD]

                                 August 11, 2005

FEDERAL EXPRESS

Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, Louisiana 70062
Attention: Sidney W. Lassen
           Chairman of the Board

      Re:  Shareholder Proposal

Dear Mr. Lassen:

      In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, First Union Real Estate Equity and Mortgage Investments, an Ohio trust (the "Proponent") hereby submits to Sizeler Property Investors, Inc. (the "Company") the following proposal and supporting statement for inclusion in the Company's proxy statement for the next annual meeting of shareholders:

                                    Proposal

      RESOLVED, that the stockholders of the Company, believing that the value of their investment in the Company can best be maximized through an orderly liquidation of its assets, hereby request that the Board of Directors adopt a plan of liquidation which provides that (i) all of the Company's assets would be sold in an orderly process, (ii) a committee of the Board of Directors be established consisting of directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, and who otherwise qualify as independent directors, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the assets, (iii) the proceeds from such sales, together with cash reserves, be distributed to the shareholders, and (iv) no person or entity affiliated with the Company or any of its officers or directors would seek to acquire any Company asset, and no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset

                              Supporting Statement

      The Proponent believes that the current strategic plan and past history when taken together with the Company's reduced dividends and historical poor performance as compared to other REITs makes it unlikely that the Company can generate maximum return for its shareholders through an ongoing operating Company and that shareholders will be benefited from an orderly liquidation of the Company's assets. Therefore, the Proponent has submitted a proposal for consideration by shareholders requesting that the Board of Directors of the Company adopt a plan of liquidation to be submitted to the shareholders for approval.

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      The Proponent is submitting this proposal, and seeking the liquidation of the Company, as a concerned shareholder who believes that the best opportunity for shareholders maximum return on their investment is an orderly liquidation of the Company. Accordingly, the Proponent urges its fellow shareholders to vote FOR this proposal.

                         *******************************

      Notice of any alleged deficiencies with respect to this submission (which the Proponent reserves the right to cure) should be sent to the executive offices of the Proponent at the address provided above.

                                              Very truly yours,

                                              FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              By: /s/ Michael L. Ashner
                                                  ------------------------------
                                                  Michael L. Ashner
                                                  Chief Executive Officer